EXHIBIT 99.2

                   NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF
                     THE FIDELITY DEPOSIT AND DISCOUNT BANK



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                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                            TO BE HELD ON MAY 2, 2000
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To the Shareholders of the Fidelity Deposit and Discount Bank:

     The Board of Directors will hold the Annual Meeting of Shareholders of The Fidelity Deposit and Discount Bank at 3:00 p.m., Eastern Time, on Tuesday, May 2, 2000, at the bank's main office at Blakely and Drinker Streets, Dunmore, Pennsylvania 18512, for the following purposes:

     1. To consider and act upon a proposal to approve and adopt the plan of reorganization and plan of merger, providing for:

         o The reorganization of the bank as the wholly owned subsidiary of Fidelity D & D Bancorp, Inc., a Pennsylvania corporation organized by the bank to become the bank's holding company, through the merger of The Fidelity Deposit and Discount Interim Bank, a Pennsylvania chartered banking institution and subsidiary of Fidelity D & D Bancorp, Inc., into the bank, and

         o The exchange of each share of common stock of the bank for 2 shares of common stock of Fidelity D & D Bancorp, Inc.

     2.  To fix the number of Class A directors to be elected at 4.

     3. To elect 4 Class A directors of the bank to serve for a 3-year term and until their successors are properly elected and qualified.

     4. To ratify the selection of Parente Randolph, P.C., Certified Public Accountants, of Wilkes-Barre, Pennsylvania, as the bank's independent auditors for the year ending December 31, 2000.

     5. To adjourn the meeting to a later date, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the meeting to constitute a quorum or to approve the plan of reorganization and plan of merger; and

     6. To transact any other business that lawfully comes before the meeting and any adjournment of the meeting.


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     Shareholders as of March 24, 2000, are entitled to notice of and to vote at the Annual Meeting, either in person or in proxy.

     We describe the reorganization to be voted upon at the meeting more fully in the attached proxy statement/prospectus. Annex A consists of a copy of the plan of reorganization and plan of merger. The proxy statement/prospectus also contains information about the election of directors and other proposals. Please read these materials carefully.

     We welcome your attendance at the Annual Meeting. Whether or not you expect to attend the meeting in person, you are requested to sign, date and promptly return the enclosed proxy in the accompanying postage-prepaid envelope. The prompt return of your proxy will save the bank expenses involved in further communications. Even if you return a proxy, you may vote in person if you give written notice to the Secretary of the bank and attend the Annual Meeting. Returning your proxy will ensure your proper representation at the meeting.


     The bank's Board of Directors is distributing the proxy statement/prospectus and form of proxy to shareholders on or about April 7, 2000. The bank's 1999 Annual Report has been sent to shareholders separately.



                                           By Order of the Board of Directors,



                                           Michael F. Marranca, President and
                                           Chief Executive Officer


Dunmore, Pennsylvania
April 7, 2000




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